EXHIBIT 99.49

CONSENT OF SCOTT HEFFERNAN

The undersigned hereby consents to the use their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2022 of Equinox Gold Corp. (the “Company”) and (ii) the Registration Statement on Form F-10 of the Company (File No. 333-268499).

Date: February 23, 2023	/s/ Scott Heffernan
By: Scott Heffernan, M.Sc., P.Geo.